[redacted]

11016753

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 01068

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Neuberger Berman LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

605 Third Avenue
(No. and Street)

New York	NY	10158-3698
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John A. Dorogoff (212)476-8123
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154-0102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/9/2011

OATH OR AFFIRMATION

I, John A. Dorogoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Neuberger Berman LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

Notary Public

New York
New York

ROBERT CIRAOLA
Notary Public, State of New York
No. 01CI5086542
Qualified in Richmond County
Commission Expires October 20, 20 13

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Members of
Neuberger Berman LLC:

We have audited the accompanying statement of financial condition of Neuberger Berman LLC (the Company) as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act.. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Neuberger Berman LLC as of December 31, 2010, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 25, 2011

NEUBERGER BERMAN LLC

Statement of Financial Condition

December 31, 2010

(In thousands)

Assets

Cash and cash equivalents	$	227,554
Cash segregated for the exclusive benefit of customers		1,154
Financial instruments owned		6,575
Receivables:		
Fees receivable		31,801
Broker-dealers and clearing organizations		3,412
Due from affiliates		5,502
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $2,432)		1,307
Identifiable intangible assets and goodwill (net of accumulated amortization of $16,745)		63,807
Other assets		4,514
Total assets	$	345,626

Liabilities and Members' Capital

Liabilities:		
Broker-dealers and customers	$	5,337
Due to affiliates		24,938
Accrued compensation		55,017
Income taxes payable		6,197
Deferred income		3,674
Other liabilities and accrued expenses		11,420
Total liabilities		106,583
Members' capital		239,043
Total liabilities and members' capital	$	345,626

See accompanying notes to the statement of financial condition.

NEUBERGER BERMAN LLC

Notes to Statement of Financial Condition

December 31, 2010

(Dollars in thousands, except where noted)

(1) Organization and Description of Business

Neuberger Berman LLC (NB LLC or Company), a Delaware limited liability company, is an indirect wholly owned subsidiary of NBSH Acquisition, LLC , a Delaware limited liability company (NBSH or the Parent). NBSH is owned 51.97% by its management and 48.03% by Lehman Brothers Holdings Inc. (LBHI). NB LLC is a registered broker-dealer and registered investment adviser engaged principally in providing investment advisory services to individuals and institutions. Representative clients include individuals, families, endowments, foundations, trusts and employee benefit plans. In addition, NB LLC is a sub-adviser to certain affiliates, including Neuberger Berman Management LLC (NBM), the adviser to the Neuberger Berman family of mutual funds. The Company clears certain of its customers' securities transactions on a fully disclosed basis through J.P. Morgan Clearing Corp., which also serves as custodian for a significant number of the Company's clients.

(2) Significant Accounting Policies

(a) Basis of Presentation

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of the statement of financial condition requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the statement of financial condition during the reporting period. Although these estimates and assumptions are based on the best available information, actual results could be materially different from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist primarily of money market funds of approximately $227.5 million which are highly liquid and payable on demand.

(c) Securities Transactions

Securities transactions are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are valued at market value or fair value as determined by management. Investments in mutual funds are valued using the year end quoted net asset value per share.

(d) Identifiable Intangible Assets and Goodwill

Goodwill and identifiable intangible assets with an indefinite useful life are tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. Identifiable intangible assets are amortized on a straight line basis over their useful lives in accordance with GAAP, and are tested for recoverability whenever events indicate that the carrying amounts may not be recoverable.

(e) Income Taxes

NB LLC, as a limited liability company, is subject to the New York City unincorporated business tax (UBT).

NB LLC complies with the Financial Accounting Standards Board (FASB Accounting standards Codification (ASC) Topic *Accounting for Uncertainty in Income Taxes* which sets out a framework for management to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained, and the amount of benefit is then measured on a probabilistic approach, as defined in the ASC Topic. The ASC Topic also sets out disclosure requirements to enhance transparency of an entity's tax reserves.

(3) Cash Segregated For The Exclusive Benefit of Customers

At December 31, 2010, cash of $1,154 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3(k)(2) of the Securities Exchange Act of 1934, as amended.

(4) Fair Value of Firm Investments

Fair value is defined as the price at which an asset or liability could be exchanged in a current transaction between knowledgeable, willing parties. Where available, fair value is based on observable market prices or parameters, or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied.

These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the transparency of the market and complexity of the instrument.

Assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure the fair value. GAAP provides for the following three levels to be used to classify fair value measurements:

- Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
- Level 2 – Inputs other than quoted prices included in Level 1 that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.
- Level 3 – Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. In making such estimates, management includes, among other things, assumptions of risk, both the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Where multiple inputs are used to value a financial instrument, an asset or a liability's categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation.

Firm investments owned, which primarily consist of listed equities and proprietary mutual funds, are carried at market value. Municipal auction rate notes are valued at fair value as determined by management. All firm investments are recorded on a trade date basis.

Other assets measured at fair value on a recurring basis at December 31, 2010 are as follows:

	Level 1	Level 2	Level 3	Total
		(In thousands)		
Cash and cash equivalents:				
Money market mutual funds	$ 227,500	—	—	227,500
Firm investments owned:				
Equities and mutual funds	6,473	—	—	6,473
Government securities	—	—	—	—
Municipal auction rate notes	—	102	—	102
Total firm investments	$ 233,973	102	—	234,075

Following is a reconciliation of Level 3 assets for which significant unobservable inputs were used to determine fair value.

	Financial instruments owned, at fair value
	(In thousands)
Balance as of December 31, 2009	$ 500
Net sales	(500)
Realized gain	100
Change in unrealized appreciation	25
Transfers in and/or (out) of Level 3	(125)
Balance as of December 31, 2010	$ —
Change in unrealized appreciation (depreciation) during the period for Level 3 investments held at December 31, 2010	$ —

Other assets measured at fair value on a nonrecurring basis are include goodwill and identifiable intangible assets as follows:

	Level 1	Level 2	Level 3	Total
		(In thousands)		
Assets:				
Goodwill	$ —	—	50,146	50,146
Identifiable intangible assets	—	—	13,661	13,661
Total	$ —	—	63,807	63,807

At December 31, 2010 the value of the Parent was estimated using a combination of the income and market approaches. The income approach is based on projected cash flows whereas the market approach uses estimates of the value of comparable companies. The Company's relative value (considering contribution to revenue, net income and assets under management to the Parent) was then considered to determine the relative fair value of the Company in relation to the Parent. The relative fair value of the Company is then compared to its carrying value to determine if there is impairment of the goodwill. Identified intangible assets were measured for impairment based on the estimated value of those assets using an income approach. The income approach is based on assets under management and projected cash flows. Management concluded that there was no impairment at December 31, 2010.

(5) Goodwill and Identifiable Intangible Assets

Goodwill is reflected in the statement of financial condition at its carrying value of $50,146. Identifiable intangible assets of $29,925 primarily comprised of customer lists at December 31, 2010. Accumulated amortization on the identifiable intangibles is $16,264, at December 31, 2010.

Goodwill is recorded net of amortization expense in the statement of financial condition. The amount of goodwill amortization recorded prior to the adoption of the ASC Topic, *Business Combinations*, was approximately $0.5 million.

Identifiable intangible assets have amortizable lives of 5 to 11 years. The weighted average life of the identifiable intangible assets is approximately 7 years.

(6) Commitments and Contingencies

NB LLC has contractual obligations under long-term noncancelable lease arrangements, principally for office space, expiring on various dates through 2017. Office space leases are subject to escalation provisions based on increases in costs incurred by the lessor. At December 31, 2010, minimum rentals, excluding office space escalation, under these lease agreements, are as follows (in thousands):

Year:		
2011	$	14,160
2012		14,165
2013		14,170
2014		14,064
December 31, 2015 and thereafter		32,636
Total minimum lease payments	$	89,195

In connection with the business acquisition of certain assets of an investment adviser in 2008, NB LLC agreed to pay additional consideration contingent on the acquired businesses related to such assets meeting

(Dollars in thousands, except where noted)

or exceeding specified revenue thresholds. Should the revenue thresholds be achieved, any payments required to be made will be recorded as additional purchase price as such amounts become determinable. Contingent amounts are payable in 2012 and are not expected to exceed $65 million.

NB LLC is involved in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its business. NB LLC recognizes liabilities for contingencies when there is an exposure that, when analyzed, indicates it is both probable that a liability will be incurred and the amount of such liability can be reasonably estimated. When a range of probable liability can be estimated, NB LLC accrues the most likely amount it has determined it is most likely to incur. If the amount is not determinable, NB LLC accrues the minimum of the range of probable loss. The Company's management believes, based on currently available information, advice of counsel, and established reserves, that the eventual outcome of such proceedings, in the aggregate, will not have a material adverse effect on NB LLC's financial condition.

(7) Capital Requirements

As a registered broker-dealer and member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Commodity Futures Trading Commission (CFTC), NB LLC is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-1 and Rule 1.17 of the CFTC, respectively. Under these rules, the Company is required to maintain minimum net capital, as defined, of not less than the greater of a) 2% of aggregate debit items arising from customer transactions, b) 8% of customer risk maintenance margin requirements plus 4% of noncustomer risk maintenance margin requirements or c) $1.5 million. As of December 31, 2010, NB LLC had net capital of approximately $124.1 million, which exceeded the minimum net capital requirement by approximately $122.6 million. Based on applicable regulatory requirements, the Company may not withdraw equity capital if its net capital falls below certain specified levels, as defined.

(8) Employee Benefit Plans

Employees of NB LLC, along with employees of certain of its affiliated companies, participate in the Neuberger Berman Group LLC 401(k) Plan (Plan). Matching contributions by the Parent are discretionary. NB Group's Board of Directors makes an annual determination whether the Parent will provide matching contributions. At December 31, 2010 no matching contributions were made to the Plan. Had a decision been made to provide matching contributions, the Parent would allocate the applicable expense to the Company.

Select employees of NB LLC participate in the Neuberger Berman Group LLC Contingent Compensation Plan (Contingent Compensation Plan) which was established in 2008. Other than with respect to death, disability or retirement, allocations under the Contingent Compensation Plan may be forfeited, should an employee no longer be associated with NB LLC. The Parent will initially measure any related compensation expense based on the fair value at the date of award and will allocate the applicable expense to NB LLC. At each subsequent reporting period until the award is settled, the fair value of the contingent compensation will be re-measured based on the current fair value of the award granted, with the vested net change included in compensation expense. The compensation expense will be recognized over the applicable vesting period, as such term is defined in the Contingent Compensation Plan.

(9) Income Taxes

The company is a partnership for U.S. income tax purposes and as such is subject to New York City UBT.

As of December 31, 2010, the Company had a deferred tax asset of $2.53 million included in Other Assets of the statement of financial condition which consisted of the following (in millions):

Deferred Tax Assets		
Amortization of Intangibles	$	1.85
Reserves not currently deductible		0.14
Deferred Compensation		0.53
Depreciation		0.01
Gross Deferred Assets before Valuation		2.53
Valuation Allowance		-
Deferred Assets	$	2.53

The Company assesses its risk associated with uncertain tax positions and records tax benefits for all years subject to examination based on the best information available at the reporting date. For those positions where it is more likely than not that a tax benefit will be sustained, the Company records the largest amount of the tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority. For those positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. During the period, the Company increased the gross amount of unrecognized tax benefits by $3.1 million, which if recognized would favorably impact the Company's effective tax rate. At this time the Company does not expect any material change in the unrecognized tax positions over the next twelve months.

A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows (in millions):

Balance as of December 31, 2009	$	1.7
Additions based on tax positions related to the current period		3.1
Balance as of December 31, 2010	$	4.8

(Dollars in thousands, except where noted)

(10) Related Party Transactions

Financial instruments owned include $4.9 million invested in mutual funds and stocks managed by NBM at December 31, 2010.

Due to affiliates are comprised of $24.9 million, of which $19.8 million is due to Neuberger Berman Group LLC, $3.7 million payable to Neuberger Berman Services LLC, and $1.4 million due to other affiliates.

(11) Subsequent Event

The Company's management has evaluated events occurring after the date of the statement of financial condition (subsequent events) through February 25, 2011, the date the statement of financial condition was issued, to determine whether any subsequent events necessitate adjustment to or disclosure in the statement of financial condition.

On January 24, 2011, the members of NB LLC authorized the Company to declare and pay a dividend to its members in the amount of $100 million. Such dividend was paid on January 28, 2011.

KPMG

NEUBERGER BERMAN LLC

Statement of Financial Condition

December 31, 2010

(With Report of Independent Registered Public Accounting Firm Thereon)